EXHIBIT 12.1: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratio)

	Year ended December 31,

	1997	1998	1999	2000	2001

Consolidated pretax income before extraordinary item	$36,470	$75,158	$109,336	$134,840	$225,580
Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	1,334	2,602	(263)	(163)	(26)
Amortization of capitalized interest	21,581	20,645	19,027	27,581	31,878
Interest	74,950	63,410	52,764	62,610	55,327
Less interest capitalized during the period	(17,636)	(18,601)	(24,397)	(34,105)	(31,675)
Net amortization of debt discount and premium and issuance expense	84	36	33	—	—
Interest portion of rental expense	3,541	4,709	4,522	6,065	7,190

EARNINGS	$120,324	$147,959	$161,022	$196,828	$288,274
Interest	$74,950	$63,410	$52,764	$62,610	$55,327
Net amortization of debt discount and premium and issuance expense	84	36	33	—	—
Interest portion of rental expense	3,541	4,709	4,522	6,065	7,190

FIXED CHARGES	$78,575	$68,155	$57,319	$68,675	$62,517
Ratio of earnings to fixed charges	1.53	2.17	2.81	2.87	4.61